EXHIBIT 21.1

Subsidiaries of Inventure Foods, Inc.

Name of Subsidiary	State of Incorporation/Formation
La Cometa Properties, Inc.	Arizona
Tejas PB Distributing, Inc.	Arizona
Poore Brothers — Bluffton, LLC	Delaware
Boulder Natural Foods, Inc.	Arizona
BN Foods, Inc.	Colorado
Rader Farms, Inc.	Delaware
Willamette Valley Fruit Company	Delaware
Inventure – GA, Inc. (formerly known as Fresh Frozen Foods, Inc.)	Delaware